United States securities and exchange commission logo





                              September 10, 2020

       Peng Ge
       Chief Financial Officer
       Fanhua Inc.
       27/F, Pearl River Tower
       No. 15 West Zhujiang Road
       Guangzhou, Guangdong 510623
       People's Republic of China

                                                        Re: Fanhua Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 29,
2020
                                                            File No. 001-33768

       Dear Mr. Ge:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Notes to the Consolidated Financial Statements
       Note 2: Summary of Significant Accounting Policies
       (a) Basis of Presentation and Consolidation, page F-13

   1. On page 77 you indicate that your non-controlling interests relate to an entity in which you currently own only
44.7% of the equity interests. It appears from the organization structure chart on page
59 that this entity is Fanhua Insurance Surveyors & Loss Adjustors
                                                        Company Limited. With a
view towards explanatory disclosure to be added in future
                                                        filings, please tell us
why it is appropriate to consolidate this entity when you do not have a majority ownership
interest. Separately reference for us in your response the
                                                        authoritative
literature you rely upon to consolidate this entity.
 Peng Ge
Fanhua Inc.
September 10, 2020
Page 2
(r) Revenue Recognition
Insurance agency services revenue, page F-21

2. You disclose that you do not recognize commission revenue before the receipt of the related premium because collectability is not ensured until receipt. Please tell us why it is appropriate to use an "ensured" recognition threshold when ASC 606-10-25-1e indicates that collectibility of substantially all of the consideration in a revenue arrangement is assessed under a probable notion. Reference for us the authoritative literature your rely upon to support your accounting.
3. You disclose that you recognize revenue at a point in time as no performance obligations exist after the insurance policy was signed. As it is clear from disclosure on page 75 that
         45.4% of your revenue increase in 2019 over 2018 is associated with renewal commissions in your life insurance agency business, tell us why you do not recognize subsequent year commissions as variable consideration subject to the variable consideration constraint under ASC 606-10-32-11. In your response, tell us whether:
             any policies automatically renew;
             a new policy is signed each year; and
             you are obligated to re-market or encourage existing policyholders to renew.
         Reference for us the authoritative literature you rely upon to support your accounting.
Note 12: Income Taxes, page F-42

4. In your income tax rate reconciliation on page F-45, the "other" category in 2019 represents 13.1% of the effective tax. Please tell us the nature of any individual reconciling item over 5% of your effective tax rate; if there are none, please tell us the nature of the underlying amounts. Provide us proposed revised disclosure to be included in next year's Form 20-F that separately discloses each item over 5% of the effective tax.
         See Rule 4-08(h)(2) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-
3474 with any questions.



FirstName LastNamePeng Ge                                       Sincerely,
Comapany NameFanhua Inc.
                                                                Division of
Corporation Finance
September 10, 2020 Page 2                                       Office of
Finance
FirstName LastName